UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Instructure, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
45781U103
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781U103	13G	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 805,433
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 805,433
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,433
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 45781U103	13G	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners (Cayman) VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 208,341
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 208,341
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,341
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 45781U103	13G	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners (Delaware) VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 255,458
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 255,458
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,458
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 45781U103	13G	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners VIII (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 28,743
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 28,743
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,743
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 45781U103	13G	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners Coinvestment Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 753,005
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 753,005
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 753,005
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 45781U103	13G	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 544,972
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 544,972
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,972
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 45781U103	13G	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Insight Venture Associates VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,297,975
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,297,975
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,297,975
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 45781U103	13G	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON Insight Venture Associates VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,297,975
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,297,975
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,297,975
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 45781U103	13G	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON Insight Venture Associates Coinvestment III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,297,977
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,297,977
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,297,977
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 45781U103	13G	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON Insight Venture Associates Coinvestment III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,297,977
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,297,977
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,297,977
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 45781U103	13G	Page 12 of 18 Pages

1	NAME OF REPORTING PERSON Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,595,952
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,595,952
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,952
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12	TYPE OF REPORTING PERSON* OO

Item 1(a):	Name of Issuer:

Instructure, Inc. (the “Company”)

Item 1(b):	Address of Issuer’s Principal Executive Offices:

6330 South 3000 East, Suite 700
Salt Lake City, UT 84121

Item 2:
(a)            Name of Person Filing
Insight Venture Partners VIII, L.P.
Insight Venture Partners (Cayman) VIII, L.P.
Insight Venture Partners (Delaware) VIII, L.P
Insight Venture Partners VIII (Co-Investors), L.P.
Insight Venture Partners Coinvestment Fund III, L.P.
Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.
Insight Venture Associates VIII, L.P.
Insight Venture Associates VIII, Ltd.
Insight Venture Associates Coinvestment III, L.P.
Insight Venture Associates Coinvestment III, Ltd.
Insight Holdings Group, LLC

(b)            The address of the principal business and principal office of each of the Reporting Persons listed above is:
1114 Avenue of the Americas
36th Floor
New York, New York 10036
(c)            Citizenship
Insight Venture Partners VIII, L.P.	Cayman Islands
Insight Venture Partners (Cayman) VIII, L.P.	Cayman Islands
Insight Venture Partners (Delaware) VIII, L.P.	Delaware
Insight Venture Partners VIII (Co-Investors), L.P.	Cayman Islands
Insight Venture Partners Coinvestment Fund III, L.P.	Cayman Islands
Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.	Delaware

Insight Venture Associates VIII, L.P.	Cayman Islands
Insight Venture Associates VIII, Ltd.	Cayman Islands
Insight Venture Associates Coinvestment III, L.P.	Cayman Islands
Insight Venture Associates Coinvestment III, Ltd.	Cayman Islands
Insight Holdings Group, LLC	Delaware

(d)            Title of Class of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”)
(e)            CUSIP Number
45781U103
Item 3:                          If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
A.	[ ]	Broker or dealer registered under Section 15 of the Act,
B.	[ ]	Bank as defined in Section 3(a)(6) of the Act,
C.	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act,
D.	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	[ ]	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
F.	[ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
H.	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:                          Ownership:
Item 4:	Ownership:
This Schedule 13G is being filed by Insight Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (hereinafter referred to as "IVP VIII"), Insight Venture Partners (Cayman) VIII, L.P., a Cayman Islands exempted limited partnership (hereinafter referred to as "IVP Cayman VIII"), Insight Venture Partners (Delaware) VIII, L.P., a Delaware limited partnership (hereinafter referred to as "IVP Delaware VIII"),  and Insight Venture Partners VIII (Co-Investors), L.P., a Cayman Islands exempted limited partnership (hereinafter referred to as "IVP VIII Co-Investors", and together with IVP VIII, IVP Cayman VIII and IVP Delaware VIII, the "Insight VIII Funds"), Insight Venture Partners Coinvestment Fund III, L.P., a Cayman Islands exempted limited partnership (hereinafter referred to as "IVP III"), Insight Venture Partners Coinvestment Fund (Delaware) III, L.P., a Delaware limited partnership (hereinafter referred to as "IVP Delaware III", and together with IVP III, the Insight III Funds), Insight Venture Associates VIII, L.P., a Cayman Islands exempted limited partnership (hereinafter referred to as "Associates VIII LP"), Insight Venture Associates VIII, Ltd., a Cayman Islands

exempted company (hereinafter referred to as “Associates VIII Ltd”), Insight Venture Associates Coinvestment III, L.P., a Cayman Islands exempted limited partnership (hereinafter referred to as "Coinvestment III LP"), Insight Venture Associates Coinvstment III, Ltd., a Cayman Islands exempted company (hereinafter referred to as “Coinvestment III Ltd”), and Insight Holdings Group, LLC, a Delaware limited liability company (hereinafter referred to as "Holdings" and, together with Associates VIII LP, Associates VIII Ltd, Coinvestment III LP, Coinvestment III Ltd, the Insight VIII Funds and the Insight III Funds, the “Reporting Persons”). Associates VIII LP is the general partner of each of the Insight VIII Funds, and as such may be deemed to be the beneficial owner of all shares held by the Insight VIII Funds.  Associates VIII Ltd is the general partner of Associates VIII LP, and as such may be deemed to be the beneficial owner of all shares held by the Insight VIII Funds.  Coinvestment III LP is the general partner of each of the Insight III Funds, and as such may be deemed to be the beneficial owner of all shares held by the Insight III Funds.  Coinvestment III Ltd is the general partner of Coinvestment III LP, and as such may be deemed to be the beneficial owner of all shares held by the Insight III Funds.  Holdings is the sole shareholder of Associates VIII Ltd and Coinvestment III Ltd, and as such may be deemed to be the beneficial owner of all shares held by the Insight VIII Funds and the Insight III Funds.  As a result, the beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

Insight Venture Partners VIII, L.P.
(a) Amount beneficially owned: 805,433
(b) Percent of class: 3.0%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 805,433
(ii)            Shared power to vote or direct the vote: 0
(iii)            Sole power to dispose or direct the disposition: 805,433
(iv)            Shared power to dispose or direct the disposition: 0

Insight Venture Partners (Cayman) VIII, L.P.
(a) Amount beneficially owned: 208,341
(b) Percent of class: 0.8%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 208,341
(ii)            Shared power to vote or direct the vote: 0
(iii)            Sole power to dispose or direct the disposition: 208,341
(iv)            Shared power to dispose or direct the disposition: 0

Insight Venture Partners (Delaware) VIII, L.P.
(a) Amount beneficially owned: 255,458
(b) Percent of class: 1.0%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 255,458
(ii)            Shared power to vote or direct the vote: 0
(iii)            Sole power to dispose or direct the disposition: 255,458

(iv)            Shared power to dispose or direct the disposition: 0

Insight Venture Partners VIII (Co-Investors), L.P.
(a) Amount beneficially owned: 28,743
(b) Percent of class: 0.1%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 28,743
(ii)            Shared power to vote or direct the vote: 0
(iii)            Sole power to dispose or direct the disposition: 28,743
(iv)            Shared power to dispose or direct the disposition: 0

Insight Venture Partners Coinvestment Fund III, L.P.
(a) Amount beneficially owned: 753,005
(b) Percent of class: 2.8%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 753,005
(ii)            Shared power to vote or direct the vote: 0
(iii)            Sole power to dispose or direct the disposition: 753,005
(iv)            Shared power to dispose or direct the disposition: 0

Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.
(a) Amount beneficially owned: 544,972
(b) Percent of class: 2.1%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 544,972
(ii)            Shared power to vote or direct the vote: 0
(iii)            Sole power to dispose or direct the disposition: 544,972
(iv)            Shared power to dispose or direct the disposition: 0

Insight Venture Associates VIII, L.P.
(a) Amount beneficially owned: 1,297,975
(b) Percent of class: 4.9%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 0
(ii)            Shared power to vote or direct the vote: 1,297,975
(iii)            Sole power to dispose or direct the disposition: 0
(iv)            Shared power to dispose or direct the disposition: 1,297,975

Insight Venture Associates VIII, Ltd.
(a) Amount beneficially owned: 1,297,975
(b) Percent of class: 4.9%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 0
(ii)            Shared power to vote or direct the vote: 1,297,975
(iii)            Sole power to dispose or direct the disposition: 0
(iv)            Shared power to dispose or direct the disposition: 1,297,975

Insight Venture Associates Coinvestment III, L.P.
(a) Amount beneficially owned: 1,297,977
(b) Percent of class: 4.9%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 0
(ii)            Shared power to vote or direct the vote: 1,297,977
(iii)            Sole power to dispose or direct the disposition: 0
(iv)            Shared power to dispose or direct the disposition: 1,297,977

Insight Venture Associates Coinvestment III, Ltd.
(a) Amount beneficially owned: 1,297,977
(b) Percent of class: 4.9%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 0
(ii)            Shared power to vote or direct the vote: 1,297,977
(iii)            Sole power to dispose or direct the disposition: 0
(iv)            Shared power to dispose or direct the disposition: 1,297,977

Insight Holdings Group, LLC
(a) Amount beneficially owned: 2,595,952
(b) Percent of class: 9.8%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 0
(ii)            Shared power to vote or direct the vote: 2,595,952
(iii)            Sole power to dispose or direct the disposition: 0
(iv)            Shared power to dispose or direct the disposition: 2,595,952

* The percentages used in this Schedule 13G, including the cover pages hereto, are calculated based upon the 26,535,566 shares of Common Stock issued and outstanding, after taking into account the offering described therein, as reported in the Company’s Prospectus filed pursuant to Rule 424(b)(4) with the U.S. Securities and Exchange Commission on November 13, 2015.
Item 5:                          Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6:                          Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7:                          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A

Item 8:                          Identification and Classification of Members of the Group:
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.  Each of the Reporting Persons disclaims beneficial ownership of these securities (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.
Item 9:                          Notice of Dissolution of Group:
N/A
Item 10:                      Certification:
N/A

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT VENTURE PARTNERS VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE PARTNERS (CAYMAN) VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE PARTNERS (DELAWARE) VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE PARTNERS VIII (CO-INVESTORS), L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE PARTNERS COINVESTMENT FUND III, L.P.

By: Insight Venture Associates Coinvestment III, L.P., its general partner
By: Insight Venture Associates Coinvestment III, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE PARTNERS COINVESTMENT FUND (DELAWARE) III, L.P.

By: Insight Venture Associates Coinvestment III, L.P., its general partner
By: Insight Venture Associates Coinvestment III, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE ASSOCIATES VIII, L.P.

By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE ASSOCIATES VIII, LTD.

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE ASSOCIATES COINVESTMENT III, L.P.

By: Insight Venture Associates Coinvestment III, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE ASSOCIATES COINVESTMENT III, LTD.

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated February 9, 2016, by and among the Reporting Persons.